

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 5, 2010

Via U.S. Mail and Facsimile

Jason N. Ader
Chairman and Chief Executive Officer
Western Liberty Bancorp
1370 Avenue of the Americas, 28th Floor
New York, NY 10019

> **Re:** **Western Liberty Bancorp**
> **Post-Effective Amendment No. 2 to Registration Statement on**
> **Form S-4**
> **Filed July 29, 2010**
> **File No. 333-164790**

Dear Mr. Ader:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-4 filed July 29, 2010

Summary, page 1

Pricing and Valuation, page 4

1. We note your response to comment 4 in our letter dated July 21, 2010. Please also consider disclosing in this section as of the applicable dates the book value per share of Service 1st common stock as well as the aggregate market

> value of WLBC shares to be received (i.e., the product of WLBC's per share price and the number of WLBC shares to be received in exchange for each Service 1st share).

The Acquisition, page 31

Approval of the Merger Agreement, page 42

2. We note your response to comment 7 in our letter dated July 21, 2010 and are unable to concur in your view that the opinion provided by Keefe, Bruyette & Woods is not required to be filed as an exhibit to the registration statement. Please either file the opinion as an exhibit to the registration statement (along with Keefe, Bruyette & Woods' consent to be named in the registration statement) or remove all references to the opinion from the document. Refer to Item 21(c) of Form S-4.

Signatures, page II-9

3. We note your response to comment 8 in our letter dated July 21, 2010. It appears based on previous filings that George A. Rosenbaum, Jr. is the company's principal financial officer. Please confirm. Please also confirm that the principal accounting officer or controller has signed the document and identify this individual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: Jeffrey A. Horwitz, Esq.
        Frank J. Lopez, Esq.
                Proskauer Rose, LLP